SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-held Company – 01610-1

NOTICE TO THE SHAREHOLDERS

São Paulo, SP, Brazil, December 12th, 2011 – Pursuant to Article 12 of CVM Instruction 358/02, Gafisa S.A. (BOVESPA: GFSA3) hereby discloses to the market the following communication from its shareholder, BlackRock, Inc., a United States company, with headquarters registered at 40 East 52nd Street, New York City, State of New York, 10022-5911, United States of America (“Investor”):

1. The investor declares that reached an aggregate position of 17,939,455 common shares and 3,163,410 ADRs, representing a total amount of 4.88% of the total shares issued by the Company, which no longer qualifies them as holding a significant stake in the Company’s total capital stock, under the terms of article 12 of CVM Regulatory Instruction nº 358, issued by the Brazilian Securities Commission..

São Paulo, December 12th, 2011.

GAFISA S.A.

Alceu Duilio Calciolari

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 12, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer